[letterhead of Scepter Holdings, Inc.]

August 1, 2008

Via Federal Express

XO Holdings, Inc.
Attention: Carl J. Grivner
Chief Executive Officer
13865 Sunrise Valley Drive
Herndon, VA 20171

Via Hand Delivery

XO Holdings, Inc.
c/o Corporation Service Company
2711 Centerville Road
Suite 400
Wilmington, DE 19808

Via Hand Delivery

XO Holdings, Inc.
c/o Patricia R. Uhlenbrock
Morris James LLP
500 Delaware Avenue,
Suite 1500
Wilmington, DE 19801

Re: XOHO Holdings, Inc. -- Inspection of Books and Records

To Whom It May Concern:

Pursuant to Section 220 of the General Corporation Law of the State of Delaware, R2 Investments, LDC ("R2"), as the record owner of 1,000 shares of common stock of XO Holdings, Inc. ("XOHO")1, hereby demands the right, during usual hours of business, to inspect the records of XOHO identified below and to make copies or extracts therefrom.

Unless otherwise indicated, documents are requested relating to the period from January 1, 2006 through the date of inspection. As used herein: (i) the term "Convertible Preferred Stock Issuance" refers to the July 25, 2008 issuance of 555,000 shares of XOHO's 7% Class B Convertible Preferred Stock for consideration of $550,000,000.00 to affiliates of Carl C. Icahn, the Chairman of XOHO's Board of Directors; (ii) the term "Perpetual Preferred Stock Issuance" refers to the July 25, 2008 issuance of 225,000 shares of XOHO's 9.50% Class C Perpetual Preferred Stock for $225,000,000.00 to affiliates of Mr. Icahn; (iii) the term "Preferred Stock Issuance" refers collectively to the Perpetual Preferred Stock Issuance and the Convertible Preferred Stock Issuance (including all agreements related thereto, including the Stock Purchase Agreement dated July 25, 2008 (the "Stock Purchase Agreement"), Registration Rights Agreement dated July 25, 2008, Tax Sharing Agreement dated July 25, 2008, and Note Purchase Agreement dated March 13, 2008); (iv) the term "affiliates of Mr. Icahn" includes all entities that Carl C. Icahn possesses, directly or indirectly, through one or more intermediaries, the power to direct or cause the direction of the management and policies of such entity, whether through ownership, voting securities, by contract or otherwise; and (v) the terms "records," "documents," and "minutes" mean and include all media for storing or recording information or data, including, without limitation, paper and electronic media and voice recordings.

    Minutes of meetings of XOHO's Board of Directors reflecting discussions concerning the Preferred Stock Issuance, and/or potential alternatives to such a transaction, including, without limitation, any alternatives that would raise additional liquidity or be used to repay, extend the maturity of or otherwise affect in any way any of XOHO's outstanding indebtedness that Mr. Icahn or affiliates of Mr. Icahn owned (collectively, the "Transaction Alternatives");

    Minutes of any meetings of any committee of XOHO's Board of Directors, including any Special Committee, during which discussions were held concerning the Preferred Stock Issuance and/or Transaction Alternatives;

    Documents reflecting the communications between and/or among members of XOHO's Board of Directors concerning the Preferred Stock Issuance and/or Transaction Alternatives;

    Documents reflecting the communications between any members of XOHO's Board of Directors on the one hand, and any member of XOHO's management on the other, concerning the Preferred Stock Issuance and/or Transaction Alternatives;

    Documents reflecting the communications between any members of XOHO's Board of Directors on the one hand, and any advisors to the Board or any Board committee on the other (including without limitation Dechert LLP and Cowen and Company, LLC), concerning the Preferred Stock Issuance and/or Transaction Alternatives;

    Documents reflecting the communications between any member of XOHO's management on the one hand, and any advisors to the Board or any Board committee on the other (including without limitation Dechert LLP and Cowen and Company, LLC), concerning the Preferred Stock Issuance and/or Transaction Alternatives;

    Documents reflecting the communications between XOHO or anyone on XOHO's behalf on the one hand, and any affiliate of Mr. Icahn, including, without limitation, Arnos Corp., Barberry Corp., High River Limited Partnership, Starfire Holding Corporation, or ACF Industries Holding Corp. or anyone on their behalf on the other hand, concerning the Preferred Stock Issuance and/or Transaction Alternatives;

    Documents reflecting the communications between Carl C. Icahn and any other person or entity concerning the Preferred Stock Issuance and/or Transaction Alternatives;

    Documents distributed or provided to XOHO's Board of Directors, or any Board committee, in connection with or concerning the Preferred Stock Issuance and/or Transaction Alternatives;

    Any fairness opinions, financial analyses, opinions, reports or other materials prepared by XOHO management and/or any third party in connection with the Preferred Stock Issuance or any Transaction Alternatives;

    Documents reflecting the solicitation or receipt of any offer or expression of interest by any person or entity other than Mr. Icahn or an affiliate of Mr. Icahn to engage in a transaction similar to the Preferred Stock Issuance or any Transaction Alternative; and

    Documents that XOHO or anyone on its behalf provided or made available to Mr. Icahn or an affiliate of Mr. Icahn related to or in connection with the Preferred Stock Issuance and/or Transaction Alternatives.

The purpose of this demand is to: (1) enable R2 to determine the intrinsic value of its shares of XOHO common stock; (2) enable R2 to assess the fairness (or lack thereof) of the Preferred Stock Issuance and related transactions; (3) investigate possible mismanagement, improper influence or conduct, improper conflicts of interest and lack of due care on the part of XOHO's Board of Directors and/or Special Committee in connection with the approval of the Preferred Stock Issuance; (4) enable R2 to communicate with other XOHO stockholders regarding the Preferred Stock Issuance (and related offering of preferred stock) and/or information that may be secured as a result of this demand; and (5) determine whether to acquire any of the preferred stock which is to be offered to large minority shareholders.

As XOHO is aware, on July 28, 2008, XOHO announced that it had entered into the Stock Purchase Agreement with affiliates of Mr. Icahn, the Chairman of the Board of Directors of XOHO. Prior to the execution of the Stock Purchase Agreement, affiliates of Mr. Icahn owned a majority of XOHO's stock. Pursuant to the Stock Purchase Agreement, XOHO provided affiliates of Mr. Icahn with 555,000 shares of XOHO's 7% Class B Convertible Preferred Stock and 225,000 shares of XOHO's 9.50% Class C Perpetual Preferred Stock in exchange for approximately $329.242 million dollars in cash and the agreement to retire the right, title and interest in approximately $450.758 million worth of debt that XOHO owed to affiliates of Mr. Icahn. As a result of this transaction, it is believed that affiliates of Mr. Icahn now have the ability to own on a fully converted basis over 80% of XOHO's shares.

R2 is concerned that the terms of the Stock Purchase Agreement and other aspects of the Preferred Stock Issuance may not be fair to the minority stockholders, and may be another attempt by Mr. Icahn to obtain all of the assets of XOHO for himself at the expense of the minority shareholders. For example, in a single transaction, a group affiliated with XOHO's Chairman--collectively, a majority shareholder--managed to increase their ownership to more than 80% of XOHO's shares. Should Mr. Icahn and/or his affiliates obtain just a few additional shares through subsequent transactions such that they would own 90% or more of each class of the company's stock, they would then have sufficient interest in the company to enable them to execute a short form merger to eliminate the ownership rights of minority shareholders without all of the standard protections provided to minority shareholders in a self-dealing transaction. Furthermore, Mr. Icahn and his affiliates, along with the board of directors and Special Committee, which serve at his discretion, may be able to approve such a merger without soliciting the approval of the minority shareholders or complying with the entire fairness doctrine.

In addition, Mr. Icahn has previously attempted to sell almost all of the income producing assets of XOHO to affiliates of Mr. Icahn at the expense of minority shareholders and those efforts were abandoned when it became clear that the special committee process was flawed and the transaction was unfair to minority shareholders. R2 is thus legitimately concerned about the adequacy of the process and fairness of the transaction, the fact it was consummated with no notice to shareholders, and the fact that it appears that the Preferred Stock Issuance is yet another attempt by Mr. Icahn to obtain all of the assets of XOHO at the expense of the minority shareholders.

Moreover, R2 is concerned with the size of the Preferred Stock Issuance, since affiliates of Mr. Icahn not only contributed the $450.758 million of debt that XOHO owed to them, but also contributed an additional $329.242 million of cash to give Mr. Icahn control of over 80% of XOHO. Despite the dilutive effects and obvious potential conflicts of interest associated with it, no advance notice of the Preferred Stock Issuance was given to minority shareholders. Although XOHO states that the Special Committee that considered the terms of the Preferred Stock Issuance was comprised of directors independent of Mr. Icahn, such directors serve at the pleasure of Mr. Icahn, as XOHO's controlling stockholder. In such circumstances it is appropriate to ascertain whether members of the Special Committee are free of conflicts of interest in connection with the Preferred Stock Issuance and acted vigorously and independently on behalf of the interests of all shareholders of XOHO.

Subsequent to the announcement of the Stock Purchase Agreement, XOHO's financial advisor contacted R2 and asked if it was interested in acquiring any of the preferred stock being offered to minority shareholders. R2 needs the books and records requested hereby to determine whether it should acquire any of the preferred stock. Concurrent with the Stock Purchase Agreement, XOHO and an Icahn affiliate entered into a Tax Sharing Agreement which allows Icahn entities to utilize tax benefits belonging to XOHO. R2 is concerned about the fairness of that transaction given its substantial transfer of value to Icahn and needs more information to evaluate the Tax Sharing Agreement. R2's stated purposes for making this demand are its true and primary purposes, and are reasonably related to its interests as a stockholder of XOHO. Each of the above-identified categories of documents is directly relevant to R2's review of these transactions for the purposes described above.

R2 requests that the books and records identified herein be available for inspection and copying by R2, through its officers or employees, attorneys or other agents, at the principal offices of XOHO within five business days following XOHO's receipt of this letter. If this demand encompasses books and records which in XOHO's view are unnecessarily burdensome, R2's designated attorneys are authorized on an informal basis to modify the request, but to avoid any misunderstanding, any such modification must be specific and in writing. R2 will bear the reasonable costs incurred by XOHO in connection with the production of the above-identified information.

R2 hereby designates (i) Wayne W. Smith, Gibson, Dunn & Crutcher LLP, 3161 Michelson Drive, Irvine, California 92612, (949) 451-4100, and (ii) Donald J. Wolfe, Jr., Potter, Anderson & Corroon LLP, 1313 North Market Street, Wilmington, Delaware 19801, (302) 984-6000, and both firms' other partners, associates and employees, as R2's agents for the inspection and copying requested herein.

Please acknowledge receipt of this letter by signing the enclosed copy of this letter in the place indicated below and returning it to Wayne W. Smith of Gibson, Dunn & Crutcher LLP at the above address and telephone number. If no response is received within five business days, further action will be taken to confirm and enforce R2's rights as a stockholder of XOHO to examine such books and records.

I affirm the foregoing statements to be true to the fullest extent of my knowledge and belief under penalty of perjury under the laws of the United States or any State.

Very truly yours,

R2 INVESTMENTS, LDC

By: Amalgamated Gadget, L.P., as its Investment Manager

By: Scepter Holdings, Inc., its General Partner

By:      /s/ William B. Holloway, Jr.
William B. Holloway, Jr., its Authorized Representative

Subscribed and sworn to before me

this ___1___ day of August, 2008.

Notary Public: /s/ Barbara B Wolfe

My Commission Expires: 07-20-09

RECEIPT ACKNOWLEDGED ON

______________________, 2008.

XO HOLDINGS, INC.

By:

Name:

Title:

1  In addition, R2 is the beneficial owner of 11,289,079 shares of XOHO common stock held in street name by Bear Stearns Securities Corp., a company of JP Morgan; Credit Suisse Securities (USA) LLC; and Deutsche Bank Securities AG.

876868